RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries
Exhibit 12.01

(Dollar amounts in millions, except ratios)	Quarter Ended March 31,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees	$267	$948	$771	$717	$576	$483
Capitalized interest	(2)	(7)	(9)	(9)	(17)	(24)
Depreciation of capitalized interest	3	13	12	12	11	10
Dividends from less than 50%-owned
companies carried at equity	2	11	19	9	5	3
Adjusted pre-tax income from continuing
operations before adjustment for minority
interests in consolidated subsidiaries or income
or loss from equity investees	$270	$965	$793	$729	$575	$472

Fixed charges:
Interest on long-term and short-term debt	$42	$155	$151	$206	$224	$224
Capitalized interest	2	7	9	9	17	24
Rental expenses representative
of an interest factor	9	29	31	32	37	34
Preferred stock dividend requirements of
consolidated subsidiaries	-	1	-	1	2	4
Total fixed charges	53	192	191	248	280	286
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	-	(1)	(2)	(4)
Total fixed charges less preferred stock dividends	$53	$191	$191	$247	$278	$282

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from equity
investees plus fixed charges and preferred stock
dividend requirements of consolidated
subsidiaries	$323	$1,157	$984	$977	$855	$758
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	-	(1)	(2)	(4)
	$323	$1,156	$984	$976	$853	$754

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	6.1	6.0	5.2	3.9	3.1	2.6

RATIO OF EARNINGS TO FIXED CHARGES	6.1	6.1	5.2	3.9	3.1	2.7